EXHIBIT 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-120864 of Fisher Scientific International Inc. on Form S-4 of our reports dated March 15, 2005, relating to the financial statements and financial statement schedule of Fisher Scientific International Inc. (which report expresses an unqualified opinion and included an explanatory paragraph related to a change in method of accounting for goodwill and intangible assets in 2002) and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Fisher Scientific International Inc. for the year ended December 31, 2004, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

April 5, 2005
New York, New York